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                     Filed by Avanex Corporation (Commission File No. 000-29175)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                    Subject Company: Oplink Communications, Inc.
                                                 (Commission File No. 000-31581)

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MEMO TO:      All Employees   DATE:       April 19, 2002
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FROM:         Paul Engle      SUBJECT:    Merger Integration Planning Project
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I am pleased to announce the start of our integration planning activities for the proposed merger of Avanex and Oplink Communications. Our goal is to ensure the best possible integration of all of the strengths of our two companies, as efficiently and effectively as possible, following completion of the merger.

We will use the time from now until the official close of our merger with Oplink, which we hope will occur by the end of June, to create a comprehensive plan addressing all integration activities.

Our approach will be to form teams of executives and contributors from both Avanex and Oplink for this specific purpose. These teams will work closely together to help plan all critical activities. Upon completion of the merger, we will begin a rapid and organized implementation of these integration activities that we believe will drive our long-term success as a combined company.

It is critical to our success that we thoughtfully and efficiently plan how to quickly maximize the merger benefits for the combined company, while minimizing disruption to our on-going business. The merger integration teams will be responsible for all of the planning work prior to completion of the merger. Please support their efforts when asked.

Most importantly, everyone in the company has an important role to play during this period. While not everyone will directly contribute to this merger integration planning, we need everyone to maintain an intense focus on our regular business of meeting customer expectations and revenue goals. By keeping our business strong and stable during this transition period, you are providing the required foundation to make this merger successful.

This merger is a critical step toward a new, more competitive Avanex. This merger will create a stronger player in passive optical components. From that base, we will build upon the products, low-cost manufacturing capabilities, and financial strength of the respective companies with the goal of becoming a highly profitable optical network component, module and sub-system company over the next few years.

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This is an exciting time to be at Avanex. We will not only be better positioned to weather the current difficult economic climate, the new company will have the potential to grow by capturing market share. We intend to build a company that will become a leader in our industry. We believe we will be well placed to take maximum advantage of any future growth in network demand with an excellent portfolio of products, and an efficient economic model to deliver them. I look forward to working with all of you throughout the merger integration planning process.

Additional information about the merger and where to find it.

Avanex has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's and Oplink's executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.